Exhibit 99.3

December 16, 2002

To the Securityholders of Fording Inc.:

Your Board of Directors’ continuing commitment to maximizing value for Fording shareholders has resulted in the enhanced Plan of Arrangement, involving Teck Cominco Limited and Westshore Terminals Income Fund, as well as the announcement of a new offer from Sherritt Coal Partnership II on December 12.

However, even before mailing a full description of its new offer, Sherritt is asking you to submit yellow or white dissident proxy forms that could give Sherritt control over the future of Fording, end a process that has already created a substantial increase in value for shareholders, and take away your right to choose. Your Board of Directors considers Sherritt’s actions to be contrary to shareholders’ interests and advises you not to respond to the Sherritt proxy solicitation.

Sherritt has not yet made a new formal offer for your shares. It has only made an announcement that describes the cash component of an offer — but not the value of the assets being offered to shareholders or those being taken away. Until Sherritt provides a full description of its new offer by mailing its materials to shareholders, the Fording Board and shareholders cannot properly analyze the offer. Important information on several key aspects of the transaction is needed, such as:

•	The value ascribed to Fording’s thermal coal operations, which would be removed for Sherritt’s benefit.

•	The value and long-term contribution of the metallurgical coal assets being sold to Fording by Sherritt.

•	The synergies to be realized from combining operations.

•	Details of the exchange right that Fording shareholders are being asked to accept in place of an income trust unit.

Your Board of Directors Unanimously Recommends that You:

VOTE WITH THE ORANGE FORDING PROXIES

DO NOT VOTE THE SHERRITT PROXIES

•	Sherritt’s new offer may not deliver as much value to you as the enhanced Plan of Arrangement or other alternatives that may emerge before the January 3, 2003, Special Meeting. When the new Sherritt offer is received, your Board of Directors will review it and make a recommendation that is in your best interests. Only your Board has that responsibility to you. We are committed to meeting it — and maximizing value for you.

•	Sherritt cannot act in your best interests when it is also attempting to buy your shares at the lowest possible price. If Sherritt has your proxy, it will vote in Sherritt’s interests — not yours.

•	Voting your ORANGE Fording proxy will enable your Board of Directors to ensure your vote counts in support of the proposal that creates the most value for you.

Sherritt is attempting to stop the process that has increased the value of your Fording shares. We urge you to protect your interests, ignore the Sherritt proxies, and keep control of Fording by voting the enclosed ORANGE proxy.

Yours very truly,

Richard F. Haskayne, O.C., F.C.A. Chairman	James G. Gardiner President and Chief Executive Officer

Please read the voting instructions on the reverse carefully and use the duplicate ORANGE Fording proxy. For information call: Georgeson Shareholder Communications Canada toll-free at 1 866 254 7864 (English) or 1 866 258 7293 (French).

YOU NEED TO ACT NOW

WE VALUE YOUR VOTE

You have been sent the enclosed form of proxy because you are an optionholder of Fording Inc. entitled to vote at its Special Meeting, which has been postponed to January 3, 2003. If you have previously returned a management form of proxy, your vote has been tabulated. Optionholders are nevertheless encouraged to show their continued support by returning the enclosed ORANGE form of proxy. Simply sign, date and fax the enclosed ORANGE proxy to the number indicated below. We request that you fax rather than mail your ORANGE proxy as mailed proxies may not arrive in time to be counted.

YOU ABSOLUTELY NEED TO FAX
YOUR ORANGE PROXY

FAX NO: 1-866-249-7775

Although we have enclosed a prepaid envelope for the return of your proxy, ORANGE proxies returned by mail may not arrive in time to be counted.

WHAT YOU NEED TO DO:

1. Sign and date your ORANGE proxy.

2.	Fax your ORANGE proxy to the number indicated on the front of your ORANGE proxy or call Georgeson at the number noted below.

It is vital that your proxy be received by Computershare well in advance of the deadline for the return of proxies of 5:00 pm (Mountain Standard Time) on December 31, 2002.

If you have any questions or require assistance with your ORANGE proxy, please contact Georgeson Shareholder Communications Canada Inc.

Toll-Free at 1-866-254-7864 (English)

or 1-866-258-7293 (French)

TIME IS EXTREMELY SHORT

MAKE SURE YOUR VOTE COUNTS

FAX YOUR ORANGE PROXY TODAY